EXHIBIT 15

                             ACKNOWLEDGMENT LETTER

To the Stockholders and Board of Directors
NAC Re Corp.


We are aware of the incorporation by reference in Amendment No. 2 to the Registration Statement (Form S-3 No. 33-97878) of NAC Re Corp. for the registration of 1.75 million shares of its common stock and $100 million of notes of our reports dated April 25, 1995, July 25, 1995 and October 19, 1995 relating to the unaudited consolidated interim financial statements of NAC Re Corp., which are included in its Forms 10-Q for the quarters ended March 31, 1995, June 30, 1995 and September 30, 1995.


Pursuant to Rule 436(c) of the Securities Act of 1933, our report is not a part of the registration statement prepared or certified by accountants within the meaning of Sections 7 or 11 of the Securities Act of 1933.

                                          /s/ Ernst & Young LLP

New York, New York
November 14, 1995